UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ICAGEN, INC.

(Name of Subject Company (Issuer))

PFIZER INC.

ECLIPSE ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Common Stock)

Amy W. Schulman

Executive Vice President and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

Telephone: (212) 733-2323

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Wilcox

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$49,563,006	$5,754.26

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $6.00, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Icagen, Inc. (“Icagen”) as of July 20, 2011, which consists of 8,852,725 Shares issued and outstanding, 36,250 in-the-money options to purchase Shares and 438,541 Shares underlying restricted stock units, less 1,067,015 shares beneficially owned by Pfizer Inc.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission. Such fee equals 0.011610% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,754.26
Form or Registration No.:	Schedule TO-T
Filing Party:	Pfizer Inc.
Date Filed:	August 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2011, as amended by Amendment No. 1 filed with the SEC on August 19, 2011, Amendment No. 2 filed with the SEC on August 26, 2011, Amendment No. 3 filed with the SEC on September 1, 2011, and Amendment No. 4 filed with the SEC on September 2, 2011 (as amended or supplemented from time to time, the “Schedule TO”) and relates to a tender offer by Eclipse Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Icagen, Inc., a Delaware corporation (“Icagen”), at a purchase price of $6.00 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, and subject to the conditions set forth in the Offer to Purchase dated August 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Pfizer.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The initial offering period of the Offer, as extended, expired at 6:00 p.m., New York City time, on Friday, September 2, 2011. The Depositary has advised Pfizer that, as of 6:00 p.m., New York City time, on September 2, 2011, a total of 4,617,045 Shares (including approximately 688,100 shares subject to guarantees of delivery) were tendered and not withdrawn pursuant to the Offer, including shares held by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen pursuant to Tender and Voting Agreements. In addition, Pfizer already owns 1,067,015 shares of Icagen’s common stock, which when added to the number of tendered shares that have not been withdrawn pursuant to the tender offer represents approximately 64% of the outstanding Shares. This represents approximately 54% of the fully-diluted Shares. All such Shares have been accepted for payment in accordance with the terms of the tender offer.

The Purchaser has commenced a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. The subsequent offering period will expire at 6:00 p.m., New York City time, on Monday , September 12, 2011, unless extended. Any Shares validly tendered during the subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of $6.00 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, in accordance with the terms of the tender offer. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the press release issued by Pfizer and Icagen on September 6, 2011 announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 12. EXHIBITS

The following is filed as an Exhibit to this Amendment:

(a)(5)(F)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated September 6, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

Dated: September 6, 2011	By:	/s/ BRYAN A. SUPRAN
	Name:	Bryan A. Supran
	Title:	Senior Vice President and Associate General Counsel

ECLIPSE ACQUISITION CORP.

Dated: September 6, 2011	By:	/s/ ANDREW MURATORE
	Name:	Andrew Muratore
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated August 3, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated July 20, 2011 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. on July 20, 2011). *

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on August 3, 2011. *

(a)(5)(C)	Letter to the Board of Directors of Icagen, Inc., dated August 25, 2011.*

(a)(5)(D)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated September 1, 2011.*

(a)(5)(E)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated September 2, 2011.*

(a)(5)(F)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated September 6, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and between Pfizer Inc., Eclipse Acquisition Corp., and Icagen, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).*

(d)(2)	Form of Tender and Voting Agreement, dated as of June 20, 2011, by and between Pfizer Inc., Icagen’s directors and executive officers and Venrock Associates and Venrock Associates II, L.P.*

(d)(3)	Amended and Restated Letter Agreement, dated October 10, 2006, by and between Pfizer Inc. and Icagen, Inc.*

(d)(4)	Amendment to Amended and Restated Letter Agreement, dated June 14, 2011, by and between Pfizer Inc. and Icagen, Inc.*

(d)(5)	Collaborative Research and License Agreement, dated as of August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 5, 2007).*

(d)(6)	Agreement and Amendment to the Exclusive License Agreement, dated as of September 17, 2009, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 9, 2009).*

(d)(7)

Second Agreement and Amendment to the Exclusive License Agreement, dated as of September 21, 2010, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on

Form 10-Q filed by Icagen, Inc. on November 10, 2010).*

(d)(8)	Third Agreement and Amendment to the Collaborative Research and License Agreement, dated July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).*

(d)(9)	Purchase Agreement, dated August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen, Inc. on August 14, 2007).*

(d)(10)	First Amendment to the Purchase Agreement, dated as of July 20, 2011, between Icagen, Inc. and Pfizer Inc.

(incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011).*

(g)	None.

(h)	None.

*	Previously filed.